Securities and Exchange Commission

Washington D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-4466

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

(Full title of Plan)

Artesyn Technologies, Inc.

(Name of issuer of securities held pursuant to the Plan)

7900 Glades Road, Suite 500

Boca Raton, Florida 33434

(Address of principal executive office)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator

Artesyn Technologies, Inc. Employees’

Tax-Favored Thrift and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Artesyn Technologies, Inc. Employees’ Tax-Favored Thrift and Savings Plan as of December 31, 2002 and December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

West Palm Beach, Florida

June 25, 2003

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Statements of Net Assets Available for Benefits

as of December 31, 2002 and 2001

(In thousands)

	2002	2001
ASSETS:
Investments, at fair value	$38,572	$48,737
Pending account	—	21
Receivables:
Employer contributions
Cash	—	1,011
Common stock	902	—
Participant contributions	222	210

Total receivables	1,124	1,221

Net assets available for benefits	$39,696	$49,979

See accompanying notes to financial statements.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2002

(In thousands)

ADDITIONS:
Contributions:
Employer common stock	$902
Participant	3,014

Total contributions	3,916
Dividends	880
Other	44

Total additions	4,840

DEDUCTIONS:
Net depreciation in fair value of investments	(8,739)
Benefits paid to participants	(6,373)
Fees and other charges	(11)

Total deductions	(15,123)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(10,283)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	49,979

End of year	$39,696

See accompanying notes to financial statements.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2002

1. PLAN DESCRIPTION

The following description of the Artesyn Technologies, Inc. Employees’ Tax-Favored Thrift and Savings Plan (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of its provisions.

General

The Plan was established in January 1979. During 1993, we adopted a prototype plan established by Connecticut General Life Insurance Company. Resulting from changes dictated by our merger with Zytec Corporation, we amended from a prototype plan to a custom plan in 1999. The Plan, as amended, is a defined contribution plan, which provides that all employees who have attained the age of 18 by the Plan entrance date are eligible to participate. An employee may participate in the Plan on the January 1, April 1, July 1, or October 1 coincident with or immediately following the date the employee is hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was approved by our stockholders in 1985.

Plan Administration

As of January 1, 1999, the Plan entered into an agreement whereby Putnam Fiduciary Trust Company was appointed Trustee of the Plan. Under the terms of the agreement, the Trustee holds investments and determines available investment options for the Plan subject to the direction of the Plan Administrator. Management of Artesyn serves as the Plan Administrator.

Contributions and Vesting

Each year, participants may elect to contribute up to 20% of their pretax annual compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. Participants are immediately vested in their contributions plus earnings thereon. In 2002, eligible employees could contribute up to $11,000, plus an additional $1,000 if the employee was over the age of 50 years, as limited by the Internal Revenue Code. We can make matching contributions to the Plan at the discretion of our Board of Directors. In 2002, employee contributions were matched at the rate of 50% of the first 6% of a participant’s annual compensation (as defined in the Plan) that a participant elects to contribute to the Plan. To fulfill the commitment made by the Board of Directors, matching contributions to the Plan were funded through common stock.

The Plan is intended to meet the requirements of a participant-directed plan in accordance with Section 404(c) of ERISA and the related regulations. That means, under the Plan, participants may direct the investment of their contributions into a number of different diversified and non-diversified investment options, including the purchase of Artesyn common stock, and the Plan fiduciaries generally will have limited responsibility for such participant-directed investments. The Plan Administrator has the right to direct the initial investment of the matching contribution. The Plan Administrator provides that currently 100% of such contribution is to be invested in Artesyn common stock. Participants may direct the investment of the matching contribution to other investment options available under the Plan following its initial allocation. Vesting in matching contributions plus earnings thereon occurs at a rate of 20% for each year in which an employee completes 1,000 hours of service, except that such amounts become fully vested upon a participant’s retirement, termination of employment because of death or the inability to work due

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2002

to total or permanent disability. The forfeited, non-vested interest in participants’ accounts may be used to reduce our matching contribution or reduce the reasonable expenses of plan administration. In 2002, $38,515 was forfeited and is included in plan assets.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect each participant’s share of the Plan’s income (losses), matching contributions and the participant’s contributions. Allocations of the Plan’s income (losses) and administrative expenses are based on participant account balances, as defined.

Loans to Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balances with a minimum loan amount of $1,000. Loans are repayable primarily through payroll deductions over periods ranging up to 60 months unless the loan is for the purchase of a primary residence, in which case a reasonable period is determined at the time of the loan. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the loan. The interest rates on outstanding loans at December 31, 2002 range from 5.75% to 11.25%.

Benefits

Upon termination of a participant’s services for any reason, including death, disability or retirement, the participant (or the participant’s beneficiary in the event of the participant’s death) may elect to receive either a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, participants may be eligible to take in-service withdrawals of their vested Plan account balance after reaching age 59 ½ and in the event of certain specified financial hardships, if certain criteria are met.

Plan Termination

Although we have not expressed any intent to do so, we maintain the right to discontinue our contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts and the Plan will continue until all accounts have been distributed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2002

Valuation of Investments and Income Recognition

Investments in Artesyn common stock are stated at fair value based on the last reported sales price on the last business day of the year. Shares of listed mutual funds are valued at their quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The unit price of collective investment trusts is based on current market values of the underlying assets of the funds. Investments in participant loans are recorded at carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Except for certain investment fees and charges, we pay the expenses of the Plan for legal, accounting and other administrative services. For 2002, we paid $21,896 in administrative expenses on behalf of the Plan.

3. INVESTMENTS

The following table presents individual investment securities that exceeded 5% of the Plan’s net assets available for benefits at December 31, 2002 and 2001 (in thousands, except share information):

	2002	2001
Participant Directed Investments:
Putnam Stable Value Fund, 14,079,711 shares in 2002 and 14,344,115 shares in 2001	$14,080	$14,344
Putnam Fund for Growth and Income, 279,937 shares in 2002 and 330,021 shares in 2001	3,958	5,848
Putnam Investors Fund, 425,544 shares in 2002 and 457,602 shares in 2001	3,745	5,285
Artesyn common stock, 806,017 shares in 2002 and 511,341 shares in 2001	3,095	4,761
Putnam International Growth Fund, 169,024 shares in 2002 and 189,248 shares in 2001	2,774	3,751
George Putnam Fund of Boston, 151,798 shares in 2002 and 161,312 shares in 2001	2,247	2,700
Putnam S&P 500 Index Fund, 97,264 shares in 2002 and 104,658 shares in 2001	2,105	2,915
Putnam New Opportunities Fund, 72,365 shares in 2002 and 81,430 shares in 2001	2,057	3,337
Putnam OTC and Emerging Growth Fund, 335,090 shares in 2002 and 370,243 shares in 2001	*	2,777

*Balance is less than 5% of Plan’s net assets.

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Notes to Financial Statements

As of December 31, 2002

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8.7 million as follows (in thousands):

Mutual funds	$(5,117)
Artesyn common stock	(2,990)
Collective investment trust	(632)

$(8,739)

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. RELATED PARTY TRANSACTIONS

The Plan regularly invests in common trust funds and mutual funds managed by the Trustee. These transactions are considered exempt party-in-interest transactions by statutory exemptions under ERISA regulations.

Schedule I

Artesyn Technologies, Inc.

Employees’ Tax-Favored Thrift and Savings Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

As of December 31, 2002

(In thousands)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Putnam Stable Value Fund	Collective investment trust, variable rate and maturity	$14,080
*	Putnam Fund for Growth and Income	Mutual fund	3,958
*	Putnam Investors Fund	Mutual fund	3,745
*	Artesyn Technologies, Inc.	Common stock	3,095
*	Putnam International Growth Fund	Mutual fund	2,774
*	George Putnam Fund of Boston	Mutual fund	2,247
*	Putnam S&P 500 Index Fund	Collective investment trust, variable rate and maturity	2,105
*	Putnam New Opportunities Fund	Mutual fund	2,057
*	Putnam OTC and Emerging Growth Fund	Mutual fund	1,689
*	Putnam Income Fund	Mutual fund	1,093
*	Participant Loans	Loans from participants, 5.75% to 11.25% rates, variable maturity	939
*	Putnam Bond Index Fund	Collective investment trust, variable rate and maturity	462
	Lord Abbett Mid Cap Value	Mutual fund	178
	AIM Mid Cap Equity Fund	Mutual fund	99
	Liberty Acorn Fund	Mutual fund	27
	Loomis Sayles Small Cap Value Fund	Mutual fund	24

	TOTAL		$38,572

*Represents a party-in-interest investment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

Artesyn Technologies, Inc. Employees’ Tax-Favored Thrift And Savings Plan (Name of Plan)

By:	/s/ Richard J. Thompson
Richard J. Thompson Vice President Finance Chief Financial Officer Artesyn Technologies, Inc.

Date: June 27, 2003.

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Certified Public Accountants, Ernst & Young LLP.

99.1	Certification by the Chief Executive Officer and Chief Financial Officer of the Plan pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.